SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1     YPF S.A.’s second quarter 2023 earnings webcast presentation dated August 11, 2023.

2nd QUARTER 2023 EARNINGS WEBCAST AUG 11, 2023

Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A. (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period). IMPORTANT NOTICE

(1) Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. MAIN HIGHLIGHTS 2Q23 (2) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities). PRODUCTION CRUDE OIL ADJ. NET CAPEX FCF (2) NET PRODUCTION EBITDA (1) INCOME DEBT BOE/D BBL/D US$ US$ US$ US$ US$ 513k 241k 1,005 mn 380 mn 1,374 mn -284 mn 6,312 mn Flat Q/Q +1% Q/Q -4% Q/Q +11% Q/Q +6% Q/Q -US$ 267mn Q/Q +US$ 269mn Q/Q +2% Y/Y +7% Y/Y -34% Y/Y -53% Y/Y +52% Y/Y -US$ 594mn Y/Y +US$ 469mn Y/Y

TOTAL HYDROCARBON PRODUCTION CONTINUED GROWING, LED BY A 7% INTERANNUAL EXPANSION IN CRUDE OIL TOTAL PRODUCTION NGL Natural Gas Crude Oil TOTAL PRODUCTION BREAKDOWN Tight Shale Conventional KBOE/D TOTAL +2% / CRUDE: +7% KBOE/D +2% Q/Q -1% Q/Q +4% Q/Q 504 511 513 +4 -3 +1 513 511 42 43 43 236 229 230 227 231 225 238 +1% 241 246 243 2Q22 1Q23 2Q23 1Q23 Shale Conventional Tight 2Q23 LIFTING COST YPF O&G AVERAGE Crude Oil (US$/BBL) Total Lifting Cost Lifting Cost—Core Hub US$/BOE REALIZATION PRICES Natural Gas (US$/MBTU) 16.0 66.9 14.6 65.0 63.4 13.3 3.9 3.9 3.1 3.5 4.0 4.1 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23 4

FOCUS ON SHALE ACTIVITY CONTINUES DELIVERING SOLID GROWTH IN SHALE OIL PRODUCTION UNCONVENTIONAL HORIZONTAL WELLS(1) (1) Operated wells. NET SHALE PRODUCTION Shale Oil # of Wells KBOE/D +28% +10% Shale Gas Completed Horizontal Wells Drilled Horizontal Wells 48 46 97 105 107 41 92 95 38 38 74 29 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23 DRILLING SPEED (2) (2) Calculated as the average FRAC SPEED CORE HUB – DEVELOPMENT COST (3) drilling speed per well (3) These values are subject to variation according to the best estimate of the EUR of Meters/Day # Stages/Set per month the connected wells during the period. The values for the past included herein have been restated according with recent EUR estimations. US$/BOE 204 9.8 9.8 248 252 260 196 194 8.4 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23

RESUMING STRUCTURAL MEDANITO CRUDE OIL EXPORTS AFTER 18 YEARS, WHILE MAKING PROGRESS IN MIDSTREAM OIL PROJECTS

YPF

OTA / OTC AND VACA MUERTA NORTH PROJECT

~ 75% progress in the construction of VM North pipeline – COD expected by Sep/Oct 2023.

Agreements with strategic partners for VM North pipeline participation successfully signed.

OLDELVAL AND OTE EXPANSION

Steady progress of the Oldelval's second leg expansion of ~20 Kbbl/d, expected to be ready by 2H23.

Oldelval continued securing funding by issuing new local bonds for an aggregate amount of US$ 124 mn in June and July, at very efficient costs.

Construction of new storage at OTE terminal advancing as planned.

VACA MUERTA SOUTH PROJECT

~90% progress achieved on Engineering Design process for new pipeline and export terminal

Advancing on environmental impact studies at a very good pace.

Public audience for environmental approvals expected in 3Q23.

MEDANITO CRUDE OIL EXPORTS


KBBL/D
7
12
April-23
May-23
June-23

MEDANITO CRUDE OIL EXPORTS AS % OF TOTAL PRODUCTION


Medanito / Total Medanito production
Medanito / Total crude production
%
5%
3%
8%
5%
April-23
May-23
June-23

Trans Andean pipeline back in line, after 15 years of being idle

Incremental exports once VM North pipeline starts operating

Total crude oil export volume of 550 kbbl in 2Q23

Total evacuation capacity of 110 kbbl/d, temporarily limited to 70 kbbl/d by demand

STRONG DOMESTIC FUELS DEMAND SOURCED THROUGH HIGH PROCESSING LEVELS WHILE REDUCING IMPORTS (1) Imports as % of total fuels’ sales Diesel REFINING UTILIZATION & FUELS IMPORTS (1) DOMESTIC FUELS SALES %—KBBL/D KM3 Flat Gasoline 9% 12% 6% IMPORTS 3,648 3,566 3,658 94% 93% 88% 2,284 2,052 2,227 288 307 305 1,364 1,515 1,431 2Q22 1Q23 2Q23 2Q22 1Q23 2Q23 FUELS BLENDED PRICE VS. IMPORT PARITY (2) Imports tax refund was in effect between June 15, 2022, and August 15, FUELS BLENDED & OTHER REFINED 2022, and between January and April 2023 PRODUCTS PRICES % Imported fuel’s tax rebate Fuel’s blended price vs Import parity discount US$/ BBL Fuels’ blended Other refined products 40% D q/q 35% 108 104 30% Avg GAP-13% 99 -5% 25% -8% 20% 106 15% 10% 86 78 5% 0% Apr-22 May-22 Jun-22 Jul-22 Aug-22 Sep-22 Oct-22 Nov-22 Dec-22 Jan-23 Feb-23 Mar-23 Abr-23 May-23 Jun-23 2Q22 1Q23 2Q23

SOLID OPERATING CASH FLOW AND STRONG LIQUIDITY POSITION WHILE FACING MANAGEABLE MATURITIES FOR THE REST OF 2023

YPF

CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1)

In millions of US$

(1) Cash & equivalents include Argentine sovereign bonds and Treasury notes.
(2) Includes the impact of the Maxus Settlement Agreement signed in April, 2023
(3) Includes mainly payment of leasing, FX differences and net payments for financial assets.



1,296
1,309(2)
449
(1,366)
(144)
(74)
1,470
Cash & equivalents at the end of 1Q23
Operating Cash Flow
Net borrowing
Acquisition of PP&E
Interest payments
Other(3)
Cash & equivalents at the end of 2Q23

CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE

In millions of US$



Int. Bonds
Local Bonds
Foreign Trade Fin.
Local Bank Loans & Trade Fin.
Foreign Bank Loans
2023 = 616
214
402
1,222
1,706
830
1,126
2,090
3Q23
4Q23
2024
2025
2026
2027
2028+

Excluding CAF amortization refinanced in August (US$ 225 mn), 2024's new maturity schedule amounts to **US$ 997 mn**



87% of consolidated liquidity is either dollarized or hedged (4)(5)

Liquidity covers over 12 months of debt maturities

Financing plan progressing successfully through local bond issuances and trade financing

US$ 375 mn new cross-border A/B loan with ESG focus led by CAF

Net leverage ratio at 1.4x

(4) Includes cash position in dollars, Sovereign bonds, peso-denominated debt and tax moratorium debt. / (5) Includes long-term investments in financial assets which mature in less than 24 months.

2nd QUARTER 2023 EARNINGS WEBCAST QUESTIONS AND ANSWERS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer